BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20901

March 13, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jan Woo

Re: BTCS Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed January 18, 2018

File No. 333-219893

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated February 16, 2018 (the “Comment Letter”) relating to Amendment No. 3 of the Registration Statement on Form S-1A (the “Registration Statement”) of BTCS Inc. (“BTCS”) filed on January 18, 2017 respectively. BTCS is simultaneously filing Amendment No. 4 to the Registration Statement (the “Amendment”) with this response letter.

The Amendment has been updated as appropriate to give effect to changes affecting BTCS and the legal and regulatory climate in which BTCS operates, including insertion of 2017 financial statements and updated line item tables.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with BTCS response set forth immediately beneath such comment.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Prospectus Summary, page 1

General

1.	Please refer to prior comment 1 and provide a detailed legal analysis as to why each digital asset that you intend to acquire, hold or trade, is not a security as defined in Section 2(a)(1) of the Securities Act. We note that you did not provide an analysis for Dash and Monero and your response is unclear as to why the company believes that Ether is not a security. As part of your response, address the distinct characteristics of each kind of digital asset and specifically conclude whether the digital asset is a security.

Response: As of March 6, 2018, the Company has no Dash or Monero and does not intend to re-acquire any digital assets other than bitcoin and ether, until such time as the Company has sufficient working capital to cover the costs associated with performing a legal analysis to determine whether the digital asset is a digital security. Amendment 4 updates the Registration Statement to reflect our beliefs on whether ether is a security. As for ether, our lawyers believe that ether is not a security for the same reasons previously expressed for bitcoin and that the Exhibit A provided as part of the filing for Amendment No. 3 is equally applicable, except as discussed below. The required disclosure has been added at page 40. Ether was initially offered by the Etherium Foundation as part of a pre-sale in 2014. When ether was initially sold it may have been a security. However, due to the Etherium Foundation focusing on non-essential updates to the platform and limiting its role in support of the Etherium platform in contrast to the development of ether, the Company believes that ether is no longer a security, to the extent it ever was.

The Company is not relying upon the efforts of others to profit from its investment in ether any more than it would if it acquired the euro, gold, wine or art. Ether as a virtual currency will rise or fall in value apart from any efforts of its developer or the Ethereum Foundation. Our lawyers believe that ether is no longer a security (to the extent it ever was a security) for the same reason the Howey orange grove in the hypothetical fact scenario ceased to be a security. Assume that following the Howey decision in the Supreme Court, there was a foreclosure sale of the Howey In the Hills orange grove at which a lender sold the orange grove and related equipment to a Florida rancher who bought it in a general partnership in which his corporation was the sole partner. The partnership operated the orange grove for 10 years. It seems clear that the partnership was not a security. Assume further the partnership sold the orange grove land including the trees and equipment to another rancher. We are sure the Staff recognizes that whether or not an instrument or factual scenario is an investment contract is determined by the underlying facts and circumstances. Just as the Supreme Court using a facts and circumstances test held in Howey that the sale of the orange grove interests involved an investment contract, it would be unreasonable to conclude that grower one sold a security to grower two in our hypothetical. The same reasoning applies to ether.

Further, as mentioned in the Commission’s Report, ether is a virtual currency originally created by the Ethereum Foundation that operates digitalized contracts on a decentralized blockchain platform called the Ethereum Blockchain.1 The Report refers to ether as a “virtual currency” which was used to purchase DAO tokens. In the Report the Commission concluded that the DAO tokens under discussion were securities. As such, the Company does not believe that ether is a security.

1 U.S. Securities and Exchange Commission, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Release No. 81207, July 25, 2017.

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2.	We note your responses to prior comments 1 and 2 that the company will ensure that the holdings of digital assets that constitute securities will not be greater than 40% of total assets. Please provide a detailed description of the process and framework the company will use in managing its digital assets to stay below this 40% threshold. Your description should include how the company will determine whether a particular digital asset is a security and who will make such determination. Please include in your analysis how you will be able to limit your holdings to less than 40% of total assets given the volatility of digital assets. Please expand your risk factors to discuss the impact of volatility on the company.

Response: The Company recognizes the risk that its securities may exceed the 40% test particularly since those securities with an active trading market, whether Apple stock or a cryptocurrency security that actively trades, must be marked to the market. Accordingly, the Company will create software alerts to notify management so it can take prompt action when the value of its investment securities passes a certain threshold, i.e. 35%. Further in the future the Company, subject to available resources, plans to acquire or develop tools that permit automatic liquidation to avoid exceeding the 40% threshold. Ultimately, if our procedures are insufficient due to the volatility, there is a one-year cure period. See the disclosure in the prospectus at page 39. In terms of determining whether a particular digital asset is a security, the Company will rely on experienced securities counsel to provide written advice before it acquires a digital asset. We recognize that reliance on counsel may not be a defense to a 1940 Act registration violation. A risk factor on volatility has been added at page 11 of the prospectus.

3.	We also note your response to comment 5 but your disclosures still indicate that you may participate in initial coin offerings. If you do not intend to participate in initial coin offerings, please revise the disclosures accordingly. If you intend to participate in initial coin offerings, please provide a detailed analysis as to the process and framework the company will use in determining whether to participate in an initial coin offering.

Response: We do not intend to participate in initial coin offerings. Our prospectus has been updated at page 1.

Risk Factors

“If We Complete Our Recently Announced Merger with an Australian Company…,” page 11

4.	Please refer to prior comment 9 and tell us how BCG ensures that they do not have United States customers. You should disclose the basis for BCG’s representation that it does not have customers in the United States or disclose clearly that you are not able to verify this information.

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Response: The Company terminated the BCG transaction and filed a Form 8-K on February 5, 2018.

5.	In response to prior comment 10, you state in the response letter that you believe there is “limited likelihood” that the acquisition will occur. Please revise your disclosure to reflect this belief. To the extent that you are still in discussions with BCG to merge, discuss the potential foreign liabilities of BCG’s digital asset activities.

Response: The Company terminated the BCG transaction and filed a Form 8-K on February 5, 2018.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Charles Allen
Charles Allen
Chief Executive Officer

Michael D. Harris, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.

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